Exhibit 99.1

6 April 2021

BURFORD CAPITAL LIMITED

Notification of Transactions by Persons Discharging Managerial Responsibilities

Burford Capital Limited, the leading global finance and asset management firm focused on law, provides the following notification of transactions by various persons discharging managerial responsibilities ("PDMR").

In addition to the share purchases announced last week, on March 31, 2021, Christopher Bogart, Burford’s Chief Executive Officer, and Jonathan Molot, Burford’s Chief Investment Officer, each purchased 77,634 shares of Burford on the NYSE at an average price of $8.85 per share as part of their broader acquisition of shares as detailed in Burford’s 2020 Annual Report. As a result of these transactions, Mr Bogart controls a total of 9,119,988 shares, and Mr Molot controls a total of 9,733,101 shares.

On April 1, 2021, John Sievwright, one of Burford’s non-executive directors, purchased 250 6.25% US Dollar denominated bonds due April 15, 2028 issued by Burford Capital Global Finance LLC at a price of $1033.75 per bond.

Burford also reports on various PDMR transactions with respect to the Burford Capital 2016 Long Term Incentive Plan ("LTIP Plan"). The table below shows (i) the March 30, 2021 vesting of awards granted in prior years following the satisfaction of the performance conditions related thereto and (ii) new grants made on March 31, 2021, 50% of which are subject to performance conditions.

PDMR	Number of shares granted on March 31, 2021 under LTIP Plan:	Number of previously granted shares vesting under the LTIP Plan:	Number of net shares delivered following the March 30, 2021 vesting to the PDMRs following tax withholding (some of the PDMRs elected to pay the taxes themselves):	Total number of shares held by the PDMR including unvested LTIP shares:
Craig Arnott	75,496	2,960	1,569	240,122
Christopher Bogart	225,610	-		9,471,045
Jim Kilman	2,325	2,960	2,960	870,330
Mark Klein	35,138	5,918	3,908	98,066
Jonathan Molot	225,610	-		10,084,158
Elizabeth O’Connell	42,112	14,794	14,794	241,851
David Perla	105,903	-		262,296
Aviva Will	47,923	22,190	16,355	436,081

The Notification of Dealing Forms for each of the transactions mentioned above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of Ordinary Shares
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.8553	77,634

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2021
	(f) Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of Ordinary Shares
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.8553	77,634

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2021
	(f) Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	John Sievwright
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director of Burford Capital Limited
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Global Finance LLC
	(b) LEI	549300JVAOO67CSCH406
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	6.25% US Dollar denominated bonds due April 15, 2028 at 100 per cent. of their principal amount of Burford Capital Limited’s subsidiary Burford Capital Global Finance LLC
	Identification code	USU1056LAA99
	(b) Nature of the transaction	Purchase of Bonds
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$1033.75	250

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 1, 2021
	(f) Place of the transaction	Outside a Trading Venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 1,569 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) 604.50	2,960 (total vesting)
		(ii) 604.50	1,569 (total net shares)
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 30, 2021
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		591.7p	75,496

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGjjYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.20	225,610

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jim Kilman
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Financial Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.37	2,960

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 30, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jim Kilman
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Financial Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGjjYLN96

(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.20	2,325

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
Identification code	GG00BMGYLN96
(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 3,908 shares.
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.37	5,918 (total vesting)
	$8.37	3,908 (total net shares)
(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 30, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGjjYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.20	35,138

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2021
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGjjYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.20	225,610

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.37	14,794

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 30, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGjjYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.20	42,112

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGjjYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.20	105,903

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 10,381 shares.
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.37	22,190 (total vesting)
	$8.37	16,355 (total net shares)
(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 30, 2021
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
Identification code	GG00BMGjjYLN96
(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$8.20	47,923

(d) Aggregated information • Aggregated volume • Price	N/A
(e) Date of the transaction	March 31, 2021
(f) Place of the transaction	Outside a trading venue